Exhibit 99.1

Enzymotec Ltd. Reports Fourth Quarter and Full Year 2016 Unaudited
Financial Results

MIGDAL HA'EMEQ, Israel, February 22, 2017 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Financial and Operational Highlights

•	Net revenues decreased 20.2% and 7.3% to $10.6 million, compared to the fourth quarter of 2015 and the third quarter of 2016, respectively.

•
Net revenues (utilizing the proportionate consolidation method that is used for segment reporting) decreased 19.1% and 10.9% to $13.5 million, compared to the fourth quarter of 2015 and the third quarter of 2016, respectively.

•
Gross margin decreased 1,500 basis points to 46.4%, from 61.4% in the fourth quarter of 2015 and decreased 1,960 basis points from 66.0% in the third quarter of 2016. The decrease was primarily due to an inventory write-off of $2.0 million. Excluding this write-off, gross margin would have amounted to 65.3%, 390 basis points higher than the fourth quarter of 2015, primarily due to improved product mix.

•	Selling and marketing expenses increased 16.3% to $4.3 million, compared to the fourth quarter of 2015 and decreased 1.3%, compared to the third quarter of 2016.

•	Adjusted EBITDA* amounted to $(1.4) million, compared to $2.4 million in the fourth quarter of 2015 and $1.3 million in the third quarter of 2016.

•
GAAP net loss for the fourth quarter amounted to $(4.2) million, or $(0.18) per diluted share, compared to GAAP net income of $1.1 million in the fourth quarter of 2015 and GAAP net loss of $(0.3) million in the third quarter of 2016.

•
Non-GAAP net loss* amounted to $(2.4) million, or $(0.10) per diluted share, compared to non-GAAP net income of $1.6 million in the fourth quarter of 2015 and non-GAAP net income of $0.6 million in the third quarter of 2016.

* A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

Nutrition Segment
•	Infant nutrition posted 8% revenue growth year-over-year for full year 2016

VAYA Pharma Segment
•
Fourth quarter “sales out”, or sales of products to end-users, based on IMS data and VAYA Pharma’s online sales channel grew 33% year-over-year and 5% sequentially. For the year ended December 31, 2016, "sales out" grew 41% compared to the year ended December 31, 2015.

•	VAYA Pharma’s online pharmacy in the fourth quarter accounted for approximately 50% of total "sales out".

•
Growth focused in the online pharmacy led to an inventory destocking by wholesalers, negatively impacting sales by $0.6 million in the fourth quarter. The aggregate impact of any future destocking is estimated not to exceed an additional $0.6 million.

•	Commenced commercial launch of VAYA Pharma products through Hong Kong subsidiary

•	Published results from a multi-year, real world retrospective study demonstrating improved academic performance and medication rebound in patients with ADHD following the use of Vayarin®

•	Completed recruitment for two clinical trials for the dietary management of ADHD in adults and for the dietary management of autistic symptoms.

•	Granted two new patents related to VAYA Pharma products

“While 2016 proved to be a challenging year for the company, we believe that our strategic initiatives in our core businesses remain on track to drive growth in 2017 and beyond. The infant nutrition business reported solid revenue growth of 8% year-over-year; and while there may be fluctuations from quarter to quarter, the underlying demand for INFAT® continues to grow through the expansion of our customer base. We also continue to strive for long-term growth in VAYA Pharma through higher efficiency of our existing sales force and further education of medical practitioners on the benefits of our product offering. With that said, the Company’s financial results were impacted in the fourth quarter by an inventory write-off of $2.0 million, or $0.09 per share, a provision for a doubtful account of $0.9 million, or $0.04 per share, and to a lesser extent, $0.35 million, or $0.02 per share, due to the depreciation of the euro relative to the U.S. dollar,” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.

“Even though we believe that Enzymotec’s future growth lies within infant nutrition and VAYA Pharma, we remain a competitive player in the krill oil market and will work to regain some market share in 2017. The krill oil business allows us to maintain our margin profile across all of our business segments, so while it is not a core focus, we cannot discount its contributions to our overall business. And as we look ahead, we will continue to be prudent with any strategic alternative or capital outlay,” concluded Dr. Katz.

Fourth Quarter 2016 Results

For the fourth quarter of 2016, net revenues decreased 20.2% to $10.6 million from $13.3 million for the fourth quarter of 2015. For the fourth quarter of 2016, based on the proportionate consolidation method that is used for segment reporting, net revenues decreased 19.1% to $13.5 million from $16.7 million for the fourth quarter of 2015. The decrease was primarily due to a decrease of $2.2 million in volume sales of krill products as a result of the intense competition in the market, a decrease of $1.1 million in INFAT® sales (proportionate consolidation method) due to fluctuations of orders by our customers between quarters and a decrease of $0.5 million in sales of PS products, partially offset by increase in sales of VAYA Pharma products of $0.6 million.

Gross margin for the fourth quarter of 2016 decreased 1,500 basis points to 46.4% from 61.4% for the fourth quarter of 2015 primarily due to a non-cash inventory write-off in the amount of $2.0 million. Excluding this write-off, the gross margin for the fourth quarter of 2016 would have amounted to 65.3%, 390 basis points higher than the fourth quarter of 2015, primarily due to improved product mix.

Selling and marketing expenses for the fourth quarter of 2016 increased 16.3% to $4.3 million from $3.7 million in the fourth quarter of 2015, primarily as a result of the expansion of VAYA Pharma's sales force and infrastructure that took place in the first half of 2016.

General and administrative expenses for the fourth quarter of 2016 increased 87.9% to $2.9 million from $1.6 million in the fourth quarter of 2015, primarily as a result of a provision for bad debt related to payment intermediator in the amount of $0.9 million and $0.3 million for business development related expenses.

GAAP net loss for the fourth quarter of 2016 amounted to $(4.2) million, or $(0.18) per diluted share, compared to net income of $1.1 million, or $0.05 per diluted share, for the fourth quarter of 2015.

Non-GAAP net loss for the fourth quarter of 2016 amounted to $(2.4) million, or $(0.10) per diluted share, compared to non-GAAP net income of $1.6 million, or $0.07 per diluted share, for the fourth quarter of 2015. A reconciliation of non-GAAP net income to GAAP net income or loss is set forth below.

Adjusted EBITDA for the fourth quarter of 2016 amounted to $(1.4) million, compared to $2.4 million for the fourth quarter of 2015. The decrease was driven by a decrease of $3.0 million in the Adjusted EBITDA in the Nutrition segment primarily as a result of the non-cash inventory write-off and a decrease of $0.8 million in the Adjusted EBITDA in the VAYA Pharma segment. A reconciliation of adjusted EBITDA, a non-GAAP financial measure, to GAAP net income or loss is set forth below.

Set forth below is segment information for the three months ended December 31, 2016 and 2015 (unaudited):

	Three Months Ended December 31, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$10,674	$2,872	$13,546	$(2,962)	$10,584
Cost of revenues(2)	7,636	847	8,483	(2,828)	5,655
Gross profit(2)	3,038	2,025	5,063	(134)	4,929
Operating expenses(3)	2,783	4,405	7,188	—	7,188
Depreciation and amortization	604	127	731
Adjusted EBITDA(4)	$859	$(2,253)	$(1,394)

	Three Months Ended December 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$14,453	$2,297	$16,750	$(3,481)	$13,269
Cost of revenues(2)	7,974	380	8,354	(3,262)	5,092
Gross profit(2)	6,479	1,917	8,396	(219)	8,177
Operating expenses(2)	3,166	3,461	6,627	—	6,627
Depreciation and amortization	589	58	647
Adjusted EBITDA(4)	$3,902	$(1,486)	$2,416

____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)  Includes depreciation and amortization, but excludes share-based compensation expense, provision for bad debt related to payment intermediator and business development related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of Adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Twelve Months Results

Net revenues for the year ended December 31, 2016 decreased 5.3% % to $47.7 million from $50.4 million for the year ended December 31, 2015. Based on the proportionate consolidation method that is used for segment reporting, net revenues for the year ended December 31, 2016 decreased 2.8% to $60.9 million, from $62.6 million for the year ended December 31, 2015. The decrease was primarily due to a decrease of $6.7 million in sales of krill products, partially offset by an increase of $2.1 million in sales of INFAT® products (proportionate consolidation method) and an increase of $2.7 million in sales of VAYA Pharma products.

Gross margin for the year ended December 31, 2016 increased 190 basis points to 62.9% from 61.0% for the year ended December 31, 2015, primarily due to improved product mix, partially offset by a non-cash inventory write-off. Excluding this write-off, the gross margin for the year ended December 31, 2016 would have amounted to 67.1%, 610 basis points higher than the gross margin for the year ended December 31, 2015, primarily due to improved product mix.

Research and development expenses for the year ended December 31, 2016 increased 19.8% to $7.4 million from $6.1 million for the year ended December 31, 2015, primarily due to an increase of $1.2 million in expenses related to the VAYA Pharma clinical trials.

Selling and marketing expenses for the year ended December 31, 2016 increased 55.5% to $17.8 million from $11.4 million for the year ended December 31, 2015, primarily as a result of an increase of $5.4 million in VAYA Pharma selling and marketing expenses (mainly due to the expansion of VAYA Pharma's operations and infrastructure in the U.S and Singapore).

General and administrative expenses for the year ended December 31, 2016 increased 13.7% to $8.0 million from $7.0 million for the year ended December 31, 2015, primarily due to a provision for bad debt related to a payment intermediator in the amount of $0.9 million and $0.6 million for business development related expenses, partially offset by a decrease in litigation costs related to the arbitration with AAK, the Company’s partner in the joint venture in Sweden, Advanced Lipids AB.

Net loss for the year ended December 31, 2016 amounted to $(2.9) million, or $(0.13) per diluted share, compared to net income of $6.7 million, or $0.29 per diluted share, for the year ended December 31, 2015.

Non-GAAP net income for the year ended December 31, 2016 decreased 86.2% to $1.1 million, or $0.05 per diluted share, from $8.3 million, or $0.36 per diluted share for the year ended December 31, 2015. A reconciliation of non-GAAP net income to GAAP net income is set forth below.

Adjusted EBITDA for the year ended December 31, 2016 decreased 60.8% to $4.2 million, from $10.7 million for the year ended December 31, 2015. A reconciliation of adjusted EBITDA, a non-GAAP financial measure, to GAAP net income is set forth below.

Set forth below is segment information for the twelve months ended December 31, 2016 and 2015 (unaudited):

	Year Ended December 31, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$49,658	$11,214	$60,872	$(13,176)	$47,696
Cost of revenues(2)	27,847	2,382	30,229	(12,660)	17,569
Gross profit(2)	21,811	8,832	30,643	(516)	30,127
Operating expenses(3)	11,581	17,591	29,172	—	29,172
Depreciation and amortization	2,237	490	2,727
Adjusted EBITDA(4)	$12,467	$(8,269)	$4,198

	Year Ended December 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$54,163	$8,471	$62,634	$(12,243)	$50,391
Cost of revenues(2)	29,686	1,506	31,192	(11,665)	19,527
Gross profit(2)	24,477	6,965	31,442	(578)	30,864
Operating expenses(2)	12,704	10,356	23,060	(3)	23,057
Depreciation and amortization	2,127	200	2,327
Adjusted EBITDA(4)	$13,900	$(3,191)	$10,709
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)  Includes depreciation and amortization, but excludes share-based compensation expense, provision for bad debt related to payment intermediator and business development related expenses
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

The Company accounts for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, utilizing the equity method of accounting as required by U.S. GAAP. We recognize two sources of income from the JV arrangement. First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final INFAT® product by Advanced Lipids to its customers. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus an agreed-upon margin defined in the joint venture agreement. For the three-month periods ended December 31, 2016 and 2015, sales of enzymes to the joint venture partner amounted to $3.2 million and $3.8 million, respectively. For the years ended December 31, 2016 and 2015, sales of enzymes to the joint venture partner amounted to $15.1 million and $14.0 million, respectively. In addition, we also record our share of Advanced Lipids profits under the equity method of accounting. The Advanced Lipids profits that are shared between us and AAK are the profits that Advanced Lipids earns for its distribution activity.

For purposes of segment reporting, we account for the arrangement with AAK and the results of operations of Advanced Lipids using the proportionate consolidation method. Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of Advanced Lipids and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement. The financial information included in the tables above under the heading "Nutrition segment" includes, among other things, the results of operations of Advanced Lipids, using the proportionate consolidation method.

Balance Sheet and Liquidity Data

As of December 31, 2016, we had $75.7 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities (compared to $76.4 million as of December 31, 2015), $29.5 million in other working capital items (compared to $28.2 million as of December 31, 2015) and no debt.

Conference Call Details

Enzymotec will host a conference call today at 8:30 am ET to discuss the financial results for the fourth quarter of 2016 and the year ended December 31, 2016. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 65831451 to access the live listen-only broadcast of the call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/qvj48cqi and will be archived online within one hour of its completion.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; we rely on our Swedish joint venture partner to manufacture INFAT®; a significant portion of the sales of our INFAT® product is to a single company and if this company were to suffer financially or reduce its use of INFAT® our business could be materially adversely affected; our results are subject to quarterly fluctuations; our offering of products as "medical foods" in the United States may be challenged by regulatory authorities and United States customs may then obstruct their import into the U.S.; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; our inventories include sensitive compounds which may face spoilage or obsolescence; we are dependent on a sole service provider for our direct to consumer medical food channel; potential future acquisitions of companies or technologies may require management’s time and attention, disrupt our business and not yield the returns expected; variations in the cost of raw materials for the production of INFAT® may have a material adverse effect on our business; we are dependent on a single facility that houses the majority of our operations; we anticipate that the markets in which we operate will become more competitive and we may be unable to compete effectively; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; unfavorable publicity or consumer perception of our products, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our business; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; our ability to obtain krill may be affected by conservation regulation or initiatives; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2016 and in other documents filed or furnished with the SEC.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.
Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures
Adjusted EBITDA and non-GAAP net income and earnings per share are metrics used by management to measure operating performance. Adjusted EBITDA represents net income excluding: (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method. Non-GAAP net income represents net income, excluding: (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by excluding potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense). In addition, both Adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business. Because Adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses Adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors. Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as substitutes for, but rather as supplements to, net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider Adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of Adjusted EBITDA and non-GAAP net income to GAAP net income or loss for each of the periods indicated (unaudited):

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
	U.S. dollars in thousands
Reconciliation of Adjusted EBITDA to net income:
Adjusted EBITDA	$(1,394)	$2,416	$4,198	$10,709
Accounting for joint venture	(134)	(219)	(516)	(575)
Depreciation and amortization	(731)	(647)	(2,727)	(2,327)
Business development related expenses	(276)		(554)
Provision for bad debt related to payment intermediator	(935)		(935)
Share-based compensation expenses	(610)	(415)	(2,580)	(1,633)
Operating income (loss)	(4,080)	1,135	(3,114)	6,174
Financial income (expenses) - net	(134)	(48)	257	471
Income (loss) before taxes on income	(4,214)	1,087	(2,857)	6,645
Taxes on income	(121)	(122)	(458)	(407)
Share in profits of equity investee	121	170	392	445
GAAP net income (loss)	$(4,214)	$1,135	$(2,923)	$6,683

	Three Months Ended December 31		Year Ended December 31,
	2016	2015	2016	2015
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income (loss)	$(2,393)	$1,550	$1,146	$8,316
Business development related expenses	(276)		(554)
Provision for bad debt related to payment intermediator	(935)		(935)
Share-based compensation expenses	(610)	(415)	(2,580)	(1,633)
GAAP net income (loss)	$(4,214)	$1,135	$2,923	$6,683

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
	U.S. dollars
Reconciliation of Non-GAAP diluted earnings (loss) per share to GAAP diluted earnings (loss) per share:
Non-GAAP diluted earnings (loss) per share	$(0.10)	$0.07	$0.05	$0.36
Business development related expenses	(0.01)		(0.02)
Provision for bad debt related to payment intermediator	(0.04)		(0.04)
Share-based compensation expenses	(0.03)	(0.02)	(0.12)	(0.07)
GAAP diluted earnings (loss) per share	$(0.18)	$0.05	$(0.13)	$0.29

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
	U.S. dollars in thousands (except per share data)
NET REVENUES	$10,584	$13,269	$47,696	$50,391
COST OF REVENUES *	5,675	5,116	17,709	19,635
GROSS PROFIT	4,909	8,153	29,987	30,756

OPERATING EXPENSES:
Research and development – net *	1,801	1,797	7,369	6,149
Selling and marketing *	4,255	3,660	17,761	11,425
General and administrative *	2,933	1,561	7,971	7,008
Total operating expenses	8,989	7,018	33,101	24,582
OPERATING INCOME (LOSS)	(4,080)	1,135	(3,114)	6,174
FINANCIAL INCOME (EXPENSES) – net	(134)	(48)	257	471
INCOME (LOSS) BEFORE TAXES ON INCOME	(4,214)	1,087	(2,857)	6,645
TAXES ON INCOME	(121)	(122)	(458)	(407)
SHARE IN PROFITS OF EQUITY INVESTEE	121	170	392	445
NET INCOME (LOSS)	$(4,214)	$1,135	$(2,923)	$6,683
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$(96)	$(11)	$(111)	$(98)
Unrealized gain (loss) on marketable securities	(311)	(180)	(181)	(159)
Cash flow hedge	320	(138)	327	(150)
Total comprehensive income (loss)	$(4,301)	$806	$(2,888)	$6,276
EARNINGS (LOSS) PER SHARE:
Basic	$(0.18)	$0.05	$(0.13)	$0.30
Diluted	$(0.18)	$0.05	$(0.13)	$0.29
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	22,805,653	22,640,192	22,739,181	22,506,955
Diluted	22,805,653	23,406,151	22,739,181	23,282,865

* The above items are inclusive of the following share-based compensation expense:

Cost of revenues	$20	$24	$140	$108
Research and development - net	59	63	358	255
Selling and marketing	168	88	811	362
General and administrative	363	240	1,271	908
	$610	$415	$2,580	$1,633

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	December 31	December 31
	2016	2015
	U.S. dollars in thousands
A s s e ts
CURRENT ASSETS:
Cash and cash equivalents	$7,581	$21,987
Short-term bank deposits and marketable securities	34,934	23,051
Accounts receivable:
Trade	10,038	14,956
Other	2,027	2,358
Inventories	26,331	21,815
Total current assets	80,911	84,167
NON-CURRENT ASSETS:
Investment in equity investee	1,715	1,499
Marketable securities	33,152	31,360
Intangibles, long-term deposits and other	1,027	1,116
Funds in respect of retirement benefits obligation	1,136	1,076
Total non-current assets	37,030	35,051
PROPERTY, PLANT AND EQUIPMENT:
Cost	42,673	40,796
Less - accumulated depreciation and amortization	13,665	11,088
	29,008	29,708
Total assets	$146,949	$148,926

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$5,126	$5,529
Other	3,803	5,427
Total current liabilities	8,929	10,956
LONG-TERM LIABILITY -
Retirement benefits obligation	1,420	1,253
Total liabilities	10,349	12,209
SHAREHOLDERS' EQUITY:
Ordinary shares	58	58
Additional paid-in capital	127,014	124,243
Accumulated other comprehensive loss	(436)	(471)
Retained earnings	9,964	12,887
Total shareholders' equity	136,600	136,717
Total liabilities and shareholders' equity	$146,949	$148,926

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	$(2,923)	$6,683
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	2,727	2,327
Share in profits of equity investee	(392)	(445)
Share-based compensation expense	2,580	1,633
Loss from sale of property, plant and equipment		37
Change in inventories	(4,516)	(243)
Change in accounts receivable and other	5,597	(881)
Change in accounts payable and accruals	(1,890)	2,300
Change in other non-current assets	65	(304)
Change in retirement benefits obligation	137	91
Net cash provided by operating activities	1,385	11,198
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2,114)	(2,869)
Investment in marketable securities	(32,448)	(9,428)
Change in bank and other deposits, net	1,858	2,995
Proceeds from sale of property, plant and equipment		11
Proceeds from sale of marketable securities	16,688	9,299
Proceeds from disposal of an equity investee	64
Change in funds in respect of retirement benefits obligation	(30)	(70)
Net cash provided by (used in) investing activities	(15,982)	(62)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options by employees	191	536
Net cash provided by financing activities	191	536
NET CHANGE IN CASH AND CASH EQUIVALENTS	(14,406)	11,672
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	21,987	10,315
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$7,581	$21,987

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
 lroth@theruthgroup.com